

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 20, 2013

Elizabeth A. Davin, Esq.
JPMorgan Chase & Co.
460 Polaris Parkway
Westerville, OH 43082

Re: J.P.Morgan Exchange-Traded Fund Trust
        File Nos. 333-191837 and 811-22903

Dear Ms. Davin:

    We have reviewed the registration statement on Form N-1A for the J.P.Morgan Exchange-Traded Fund Trust (the "Trust") filed with the Commission on October 21, 2013. The registration statement relates to a new series, JPMorgan Global Equity ETF (the "Fund). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Fund Summary

Objective (p. 1)

1.   Please identify the Fund's target index. Depending on your response, we may have additional comments.

Fees and Expenses (p. 1)

2.   Please confirm that the contract referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the registration statement. Will the adviser be able to recoup expenses reimbursed or fees waived? If so, please describe in footnote 2 the terms of any such arrangement.

What are the Fund's Main Investment Strategies? (p. 2)

3.   Please provide a summary discussion of the methodology used to construct the Index. Please disclose the frequency with which the Fund's portfolio will be rebalanced; and provide a description of the composition of the Index as of a recent date. Also,

please clarify whether the Index will consist solely of "global equities." Depending on the Fund's response, we may have additional comments.

4.   Will the Fund invest in emerging market securities? If so, please provide appropriate strategy and risk disclosure.

5.   Given that the term "global" is in the Fund's name, please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

6.   It appears from this disclosure that the Fund will invest in exchange-traded futures. Do the terms of the Trust's exemptive relief specifically permit it to invest in derivatives? Does the exemptive relief limit in any way the percentage of net assets that can be invested in derivatives?

7.   Will the Fund invest in any other types of derivatives as part of its principal strategy? If so, please identify specifically the derivatives in which the Fund will invest, how the Fund expects to use those derivatives, and the specific risks of those derivatives. *See* letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

8.   Please confirm that the Fund will use mark to market valuation of its derivatives positions for the purpose of complying with the 80% test of Rule 35d-1.

9.   Please confirm that the exchange traded futures referenced in the penultimate sentence of this section would have economic characteristics similar to the types of investments suggested by the Fund's name, or that they would not be included in the Fund's 80% basket.

10.   Please revise the text of the last sentence of this section to state that the Fund *will* concentrate when the Underlying Index concentrates.

The Fund's Main Investment Risks (p. 2)

11.   Disclosure elsewhere indicates the Index will be rebalanced monthly. Will the Fund have high portfolio turnover, *e.g.*, greater than 100%? If so, please provide appropriate risk disclosure.

12.   Please include disclosure of the risks associated with investing in REITs and preferred stock

Purchase and Sale of Fund Shares (p. 3)

13.   How will the Fund determine whether to issue or redeem creation units in-kind or for cash?

Additional Information about the Funds' Investment Strategies (p. 4)

14.   Please provide here complete disclosure of the principal strategies summarized in the summary sections of the Fund's prospectuses. *See* Item 9 (b) of Form N-1A.

Disclosure of Portfolio Holdings (p. 6)

15.   Does the Fund provide website disclosure of its procedures and policies with respect to disclosure of portfolio securities? If so, please provide appropriate disclosure in this section. *See* Item 9 (d) of Form N-1A.

SAI

Fundamental Investment Policies (p. I-3)

16.   Please revise the concentration policy to clarify that the Fund will not concentrate when the Index is not concentrated.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,

/s/ Vincent J. Di Stefano
Vincent J. Di Stefano
Senior Counsel